SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 3)*

                             THE UNIMARK GROUP, INC.
               ___________________________________________________
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
                     _______________________________________
                         (Title of Class of Securities)

                                    904789104
                                 ______________
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
               ___________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 29, 1999
                          _____________________________
                      (Date of Event which Requires Filing
                               of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                         (Continued on following pages)
                                Page 1 of 6 Pages

                                                               Page 2 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 904789104

1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (Entities Only)

                  MEXICO STRATEGIC ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [ ]

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                             5,549,500
   Shares
Beneficially               8        Shared Voting Power
  Owned By                              0
    Each
  Reporting                9        Sole Dispositive Power
   Person                               5,549,500
    With
                           10       Shared Dispositive Power
                                        0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                        5,549,500

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*                                              [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    39.81%

14       Type of Reporting Person*

                  OO; IA
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 6 Pages

         This Amendment No. 3 to Schedule 13D relates to Common Shares, par value $0.01 per share (the "Shares"), of The UniMark Group, Inc. (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D dated July 7, 1998 and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Person (as defined below). This Amendment No. 3 is being filed by the Reporting Person to report that as a result of the recent acquisition of Shares of the Issuer, the number of Shares of which the Reporting Person currently may be deemed to be the beneficial owner has increased by more than one percent. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background.

                  This statement is being filed on behalf of Mexico Strategic Advisors LLC (the "Reporting Person") and relates to Shares and the options to acquire certain Shares (the "Options") held for the account of M&M Nominee LLC, a Delaware limited liability company ("M&M").

Item 3.           Source and Amount of Funds or Other Consideration.

                  M&M expended approximately $5,187,500 of its working capital to purchase the Shares reported herein as being acquired since February 6, 1999 (60 days prior to the date hereof).

                  The securities which will be held for the account of M&M may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in its margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firm's credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.           Purpose of Transaction.

                  All of the Shares reported herein acquired for the account of M&M were acquired or disposed of for investment purposes. Neither the Reporting Person nor, to the best of its knowledge, any of the other persons identified in response to Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D. The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, MSIF, Madera and/or M&M, market conditions or other factors.

Item 5.           Interest in Securities of the Issuer.

                  (a) The Reporting Person may be deemed the beneficial owner of the 5,459,500 Shares held for the account of M&M (approximately 39.81% of the total number of Shares outstanding).

                  (b) The Reporting Person (by virtue of the Advisory Contract) has the sole power to direct the voting and disposition of the Shares held for the account of M&M.

                                                               Page 4 of 6 Pages

                  (c) Except for the transactions disclosed in Annex A hereto (which were effected in routine brokerage transactions) and the transaction described in Item 6, there have been no transactions effected with respect to the Shares since February 6, 1999 (60 days prior to the date hereof) by the Reporting Person and/or M&M.

                  (d) M&M and its members have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares and Options, held for the account of M&M in accordance with their membership interests in M&M.

                  (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  On March 29, 1999, M&M entered into a purchase agreement (the "1999 Purchase Agreement") with the Issuer, a copy of which is attached hereto as Exhibit G and incorporated herein by reference in response to this Item 6. Pursuant to the terms of the 1999 Purchase Agreement, M&M purchased 2,000,000 Shares at $2.50 per Share. M&M also terminated the Options to purchase 2,000,000 Shares.

                  Pursuant to Section 4.1 of the 1999 Purchase Agreement, the Registration Rights Agreement filed as Exhibit E to Amendment No. 1 is amended to cover the 2,000,000 Shares purchased pursuant to the 1999 Purchase Agreement.

                  The foregoing description of the 1999 Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the specific provisions of the 1999 Purchase Agreement.

                  From time to time, each of the Reporting Persons may lend portfolio securities to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender and typically provide that the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan. From time to time, to the extent permitted by applicable laws, each of the Reporting Persons may borrow securities, including the Shares, for the purpose of effecting, and may effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

                  Except as described above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.


Item 7.           Material to be Filed as Exhibits.

                  G. Purchase Agreement dated March 29, 1999, by and between The UniMark Group, Inc. and M & M Nominee L.L.C (filed as Exhibit 99.2 to the Issuer's Form 8-K filed April 1, 1999 (Commission File No. 1-13242) and incorporated herein by reference).

                                                               Page 5 of 6 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 8, 1999

                                       MEXICO STRATEGIC ADVISORS LLC



                                       By:   /S/ MIRIAM REBLING
                                             -----------------------------------
                                             Miriam Rebling
                                             Manager

                                                               Page 6 of 6 Pages

                                     ANNEX A

                           RECENT TRANSACTIONS IN THE
                     COMMON STOCK OF THE UNIMARK GROUP, INC.







                                            Date of                                  Number of           Price Per
For the Account of                        Transaction            Activity             Shares              Share
------------------                        -----------            --------             ------              -----

M&M Nominee LLC                             2/22/99                BUY                10,000              $2.50
                                            2/24/99                BUY                35,000              $2.50
                                            2/25/99                BUY                10,000              $2.50
                                            2/26/99                BUY                10,000              $2.50
                                             3/4/99                BUY                10,000              $2.50

